UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2022	2

Disclaimer This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly-titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s condensed interim consolidated financial statements and interim consolidated management report for the six-month period ended 2022 submitted to the CNMV, in Note 2, page 14 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

Key takeaways Mr. José María Álvarez-Pallete Chairman & CEO

Strategic focus helps improved growth momentum Accelerated revenue & OIBDA growth (Q2 y-o-y reported and organic) Over-delivery in H1 Moving to mid-to-high end of guided range despite toughened context Good performance across markets • Spain; progressively improving OIBDA y-o-y; miMovistar portfolio gaining traction • Brazil; Strengthened leadership, improved financial and operational momentum • 1st anniversary of VMO2 integration, on track to deliver £6.2bn NPV on synergies; back to revenue growth; improved KPIs, accelerating investments • Germany; good progress in 5G rollout (50% pop) and sustained financial performance Opportunities • T. Infra, sale of 45% of Bluevia, fibre wholesale provider in Spain rural areas • T. Tech, strong operational momentum and successful acquisition integration; interest from different investment ecosystems • T. Hispam, leaner operational model, more favourable framework, increased optionality • Spain; in-market consolidation prospects, ERF opportunity • Room for improving regulation in Europe • Kernel: enabler ecosystem for the sector aiming a bigger stake of digital economy 2 Proactively managing macro challenges Reaping benefits from new operating model Contribution to society via our network reach, our P&S and our social efforts to make technology more accessible

Improving trends, value accretive growth

Q2 Revenue	Q2 OIBDA	Q2 CapEx/Sales	FCF H1
y-o-y organic	y-o-y organic	organic	
+5.2%	**+3.4%**	**13.9%**	**€1,348m**
+2 p.p. q-o-q; back to growth in all OBs Robust Service revenues (+1.9 p.p. q-o-q)	+1.3 p.p. sequential improvement despite inflationary pressures	Q2 CapEx +2.4% y-o-y org H1 (OIBDA-CapEx)/sales +0.2 p.p.	Net debt €28.8bn +€1.4bn q-o-q reflecting Oi + BE-Terna

Ramping-up reported revenue & OIBDA growth (y-o-y)

- Back to y-o-y reported revenue growth since Q3 19; +0.8% y-o-y
- OIBDA growth (underlying) improved sequentially by 8.6 p.p.
- June y-o-y underlying: revenue +12.1%, OIBDA +4.5%
- Resilient B2B growth leveraging on competitive advantages
- Increasing contribution from digital ecosystem development

Expanding FTTH and 5G footprint; enhancing value proposition

- World leadership (ex-China): 164.7m UBB PPs (+6% y-o-y)
- 5G; population coverage in Spain at c. 83%, c. 1,500 cities covered in Germany, and over 600 (cities/towns) in UK

Strong FCF, sequential improvement (€835m in Q2 22)

- H1 22 +48.2% y-o-y

FX trends increasingly supportive

- +5.3 p.p. and +1.4 p.p. to Q2 y-o-y revenue & OIBDA

Strengthened balance sheet; guaranteed solvency

- Smoothing maturity profile; liquidity >2yrs debt coverage
- Avg. debt life 12.8yrs; fixed rates 76%
- €27.8bn net debt as of Jun-22 after post closing events

3 | Telefónica

Positive FX impact H1 FCF €127m Changes to the perimeter (VMO2, TLXS towers, C. Rica, El Salvador) € (m) H1 22 Q2 22 € (m) H1 22 Q2 22 Revenue 768 526 Revenue (2,708) (1,115) OIBDA 283 187 OIBDA (999) (411) H1 22 Q2 22 € in millions Reported Reported y-o-y Reported Reported y-o-y Revenue 19,450 (4.2%) 10,040 0.8% OIBDA 6,345 (62.4%) 3,146 (76.6%) OIBDA Underlying 6,228 (7.9%) 3,157 (3.5%) Net Income 1,026 (88.1%) 320 (95.9%) FCF (incl. leases principal payments) 1,348 48.2% 835 (4.8%) Net Financial Debt ex-leases 28,817 8.0%1 H1 22 Q2 22 € in millions Reported + 50% VMO2 JV Organic y-o-y Reported + 50% VMO2 JV Organic y-o-y Revenue 22,402 4.2% 11,519 5.2% OIBDA 7,465 2.7% 3,712 3.4% OIBDA-CapEx (ex-spectrum) 4,480 5.3% 2,045 4.1% 4 Key financial metrics 1 Y-o-y change with reported net debt in H1 21 adjusted for Q4 21 Telxius transaction impacts.

Hispam Brazil Spain UK Germany Reported y-o-y Q1 22 Q2 22 CPI (avg.) 5.4% 6.9% Revenue +9.7% +18.4% OIBDA +6.7% +33.4% Reported y-o-y Q1 21 Q2 22 CPI (avg.) 10.7% 11.9% Revenue +18.1% +34.9% OIBDA +14.6% +17.0% Reported y-o-y Q1 21 Q2 22 CPI (avg.) 6.1% 8.3% Revenue +5.2% +5.8% OIBDA +9.6% +3.4% Reported y-o-y Q1 22 Q2 22 CPI (avg.) 7.9% 9.1% Revenue +0.9% +1.3% OIBDA (4.9%) (3.4%) Reported y-o-y Q1 22 Q2 22 CPI (avg.) 6.2% 9.2% Revenue +4.3% +1.9% OIBDA +6.5% +7.5% Hispam CPI: average of countries ex VZ and ARG weighted by OIBDA weight in each country Accelerated momentum trends despite challenging macro Q1 Revenue and OIBDA adjusted for organic criteria ex FX related impacts T. Tech Q2 revenue +64.8% y-o-y 5 Managing inflationary pressures Revenue growth management Energy costs (4% of OpEX); variable, fixed and hedged contracts High energy efficiency (fibre +85% vs copper; 5G +90% vs 4G) Renewable LT agreements; 100% electricity renewable sources Moderate wage cost base (13% o/rev) Lease cost (6% o/rev); not all inflation-linked Best in class CapEx/Sales (up to 15%)

Updating 2022 guidance; dividend confirmed 2022 Dividend €0.30/share Interim Dec-22 €0.15/sh. (cash) Final Jun-23 €0.15/sh. (cash) 2022 calendar payments Jun/22 €0.15/sh.; voluntary scrip Dec/22 €0.15/sh.; cash 139m treasury stock cancelled April 22 6 2022 guidance organic and including 50% of the JV in 2022 and 2021 Shareholder remuneration June payment 74.5% of shareholders opted for new shares 0.4% treasury stock to be cancelled Targets 2021 Base Initial 2022 guidance Updated 2022 guidance H1 22 Revenue €42,452m “Low single digit growth” “High-end of low single digit growth” 4.2% OIBDA €14,127m “Low single digit growth” “Mid-to-high-end of low single digit growth” 2.7% CapEx/Sales (ex spectrum) 14.7% Up to 15% Maintained up to 15% 13.0%

Advancing towards our **sustainability targets**

	Environmental	Social	Governance
Key Targets	▶ **Net-zero** by 2040 (scopes 1, 2 & 3) ▶ **Zero-waste** by 2030 ▶ >50m tCO_2 avoided customer emissions by 2025	▶ **90-97%** MBB rural coverage by 2024[1] ▶ **33%** female executives by 2024 ▶ **Zero gender pay gap** by 2050	▶ **Zero-tolerance** of corruption ▶ **~25% financing[2] linked to sustainability by 2024** ▶ **Parity**[3] in top governing bodies by 2030
Examples of our progress	**Reducing our carbon footprint:** • 1st in sector to receive SBTi validation of Net-zero • 1st in sector to participate in WEF 1tn Trees initiative - pledge to enhance biodiversity **Promoting the Circular Economy:** • Platform to stimulate the reuse of network equipment internally and with suppliers **Helping our customers decarbonise:** • Solar360 JV offering solar power for on-site use to consumers and businesses	**Connecting the unconnected:** • Internet for All connects 2.5m with 4G (Peru) **Promoting employability in society:** • ~1m people trained by T. Foundation in 2022 **Retaining and attracting talent:** • +1,400 digital talent acquisition at T. Tech **Mobilising employees for social good:** • 29k employees participated in initiatives around International Volunteering day	**Increasing sustainability-linked financing:** • €1bn senior sustainable bond issuance (Group) • 1st sustainability-linked bond issued in Brazil, tied to climate and diversity targets **Highest standards of corporate governance:** • 33% female directors on Vivo's BoD, up from 25% • ESG training launched for all employees with our Responsible Business Principles course

[1] Includes Spain, Germany and Brazil
[2] Financing includes balance-sheet debt, hybrids and committed credit lines
[3] Parity defined as not less than 40% of each gender represented

7 Telefónica

Q2 22 Results Mr. Ángel Vilá COO

Spain 33% 33% 36% 43% 44% Strong market positioning Best ever NPS and lowest churn in 6 years Operational momentum Improved net adds q-o-q, FBB positive in Q2 Revenue y-o-y growth for 5th straight quarter Higher efficiencies amid challenging macro backdrop Positioned to benefit from in market consolidation Convergent KPIs NPS Trading and financials improved 87.4 89.6 90.4 91.1 90.1 1.1% 1.4% 1.4% 1.4% 1.3% Churn (%)ARPU (€) Revenues OIBDA 38% 38% 40% 37% 36% 25% 27% 26% 27% 25% OIBDA-CapExOIBDA Margins (organic) Revenue & OIBDA growth (y-o-y organic) 8 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 0.6% 0.4% 0.5% 0.9% 1.3% (4.4%) (8.9%) (3.4%) (4.9%) (3.4%)

45.0 45.3 45.7 45.9 46.7 Germany Continued operational traction and strong financial performance on core business strength Raised 5G target ~60% pop coverage at YE 22 within unchanged CapEx envelope Steady revenue & OIBDA growth 2022 OIBDA guidance upgraded Mobile accesses (m) Postpay net adds (k) Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Revenue OIBDA 5.7% 5.1% 1.6% 5.2% 5.8% 10.3% 3.5% (2.2%) 7.0% 3.1% Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Margins (organic) OIBDA-CapExOIBDA Revenue & OIBDA organic growth 374 415 518 287 374 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 33% 32% 31% 31% 32% 18% 16% 8% 18% 17% Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 9

Virgin Media O2 89 67 93 101 114 65 108 129 11 13 Focus on innovation, network investment and synergy realisation Improved customer growth 5G in over 600 towns & cities New ESG strategy: The Better Connections Plan Revenue returns to growth OIBDA growth accelerates 2022 guidance reiterated (0.1%) 0.7% (0.7%) (0.1%) 0.2% 5.8% (0.9%) (1.1%) 2.6% 4.8% 36% 35% 33% 37% 38% 18% 15% 13% 18% 19% Lightning build (k) Postpay net adds (k) Revenue OIBDA Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Margins (organic) OIBDA-CapExOIBDA All organic according with Telefonica criteria Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 10 Revenue & OIBDA growth (y-o-y organic)

Brazil 17.3 18.3 19.6 20.5 21.0 29.0 +34.9% revenue / +17.0% OIBDA (in € terms) FBB reached a turning point: positive net adds for the second quarter Contract churn at 1.0% (lowest ever) Vivo strengthened its leadership OIBDA-CapEx +3.8% in H1 22 Accesses growth (y-o-y) FTTH Premises passed (m) Strong y-o-y acceleration in Revenue & OIBDA 8% 9% 8% 7% 20% 41% 39% 36% 29% 25% FTTHContract 3.2% 2.2% 2.8% 4.6% 11.1% 3.0% 3.0% 1.7% 1.6% 8.5% Revenue OIBDA 41% 42% 45% 41% 40% 20% 23% 25% 25% 19% OIBDA-CapExOIBDA Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q2 21 Q2 21 Q4 21 Q1 22 Q2 22 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 11 8%1 1 Excluding Oi’s mobile assets acquisition 7.6%1 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Dec-24E 1 Excluding Oi’s mobile assets acquisition

Tech, growing at scale ahead of the market

T. Tech Revenue
(€m; y-o-y)


80.6%
64.8%
71.9%
299
335
634
Q1 22
Q2 22
H1 22

LTM
€1,209m
(2021: €944m)

Constant Perimeter
~30% y-o-y

Strong capabilities

Highly Skilled Diversified Team

~5.5k Professionals

> 30 Nationalities

>3k Certifications (3rd parties technologies)

Portfolio

> 100 Products & Services

Cyber + Cloud + IoT + Big Data + AI

Strong Partners Ecosystem

Delivery

5.5m TEF B2B Customers

1 DOC Digital Operations Centre + **11 SOCs** Security Operations Centres

T. Cloud & Cyber Tech

H1 Rev €566m +73.7% y-o-y

- **Robust commercial performance** (Bookings >+70% y-o-y in H1) with higher weight of professional & managed services
- **New partnerships in CyberSecurity:** Netskope, Constella Intelligence, Cisco at RSA Conference 2022
- **Leader by Avasant** "Cybersecurity Services 2022 RadarView"; **Strong by Global Data** "Managed Hybrid Cloud Services"

T. IoT & Big Data Tech

H1 Rev €69m +59.4% y-o-y

- **Strong commercial performance** (Bookings >+70% y-o-y in H1)
- **Excellent revenue performance in all categories** (IoT connectivity, IoT & Big Data Solutions)
- **Accelerating in specific sectors:** Water Metering, Smart Stadiums, Industry and Big Data for Public Sector
- **Leader** by **Global Data** "Global Industrial IoT Services"

12 Telefónica

Infra, developing a leading portfolio of FibreCos

BlueVía (Spain)

- **45% Vauban & CAA / 55% TEF** (25% T. Infra / 30% T. Spain)
- Neutral wholesale FTTH network in rural areas (T. Spain anchor client)
- Target: 5m PPs; 1.5m in the next 2yrs (3.5m brownfield; 13% of TEF's network in Spain)
- €1,021m gross proceeds for a 45% stake, strengthened financial flexibility (€0.7bn net debt reduction)
- Value crystallisation at rich multiples: 27.1x OIBDA PF2022E
- Expected closing by YE 22

UK

- **Fibre JV process**
- **50% Investor / 50% TEF - LG**
- Up to 7m greenfield PPs by 2027

UGG (Germany)

- **50% Allianz / 50% TEF**
  (40% T. Infra / 10% T. DE)
- Accelerated rollout & commercials
  (MoUs for >380k premises)
- Target: >2m PPs in 6yrs

FiBrasil (Brazil)

- **50% CDPQ / 50% TEF**
  (25% T. Infra / 25% T. Brasil)
- 2.5m PPs as of Jun-22
  (267k additional PPs in Q2)
- Target >6m PPs in 4yrs

ON*NET FIBRA (Chile)

- **60% KKR/ 40% TEF**
  (40% T. Chile)
- 3.3m PPs as of Jun-22
  (189k additional PPs in Q2)
- Target: 3.5m PPs by 22E
  (2m brownfield)

ON*NET FIBRA (Colombia)

- **60% KKR/ 40% TEF**
  (40% T. Colombia)
- 1.7m PPs as of Jun-22
  (319k additional PPs in Q2)
- Target: c.4.3m PPs in 3yrs
  (1.2m brownfield)

TELXIUS

- **70% T. Infra / 30% Pontegadea[1]**
- Good commercial traction:
  Value of contracts signed with 3rd parties (+21% vs H1 21)
- OIBDA[2] growth in H1 22:
  (+6.4% y-o-y organic)
  (+16.0% y-o-y reported)

[1] After receiving full regulatory and competition approvals (expected in Q4 22)
[2] Constant perimeter (excluding tower business)

13 Telefónica

Q2 22 Results Mrs. Laura Abasolo CFCO & Head of T. Hispam

Hispam 11.7 12.4 13.0 14.0 14.8 FTTH & Cable premises passed (m) 8% 9% 8% 6% 5% 28% 26% 25% 22% 19% FTTH & CableContract 9.5% 6.2% 6.0% 4.3% 4.2% 0.3% 11.6% 4.0% 2.3% 10.2% Revenue OIBDA 21% 24% 23% 21% 22% 13% 16% 11% 15% 14% Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Revs +18.4% & OIBDA +33.4% (€) 4.6m FTTH & cable connections (+19% y-o-y) boosted by InfraCos Revenues growing in all countries, for second consecutive quarter Progressively improving: Growing in value and efficiencies Accesses Growth (y-o-y) Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 14 OIBDA-CapExOIBDA

Robust liquidity Strong Balance Sheet, prudent management EUR 69% BRL 20% HISPAM 10% OTHERS 1% 12.8 yrs Avg. debt life 1,460 Dec-21 Jun-22 28,817 €37.5bn incl. IFRS- 16 Leases 26,032 ND/OIBDAaL 2.59x ND/OIBDAaL 2.81x Current liquidity exceeds maturities beyond 2024 Liquidity Cushion, Jun-22 (€bn) 9.0 20.611.6 €8.0bn1 financing activity ytd Net Financial Debt Plus Leases by Currency (Jun-22) Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 1. Includes €5.5bn syndicated facility, €100m reopening of an existing Telefónica bond, USD 212.4m bilateral loan signed by T. Brazil, €1bn senior sustainable bond, BRL 3,500m SLB debentures issued by T. Brasil, and a Cornerstone credit facility by GBP 0.5bn Debt Portfolio de-risked & well positioned 76% Total debt fixed 4.40% Total Interest payment cost (ex leases) Closer FX alignment debt & FX exposure Net financial Debt (€m) 1,460 €27.8bn Post closing 2 2. Including the net proceeds from the closing of Bluevia transaction (FiberCo in Spain), from the recovery of Telxius tax payments in advance, and including the acquisition of an additional stake in Telxius. ND/OIBDAal post closing stable vs Dec- 21 (EoP FX OIBDA) 15 Shareholder’s Equity +12.2% vs Dec-21 to €24.9Bn as of Jun-22

Conclusions Mr. José María Álvarez-Pallete Chairman & CEO

Accelerated growth in revenues & OIBDA (reported & organic y-o-y). Return to growth in all business (y-o-y organic) Managing inflationary & macro challenges FX supportive through Q2 y-o-y Improved growth momentum Commercial progress drives growth (FTTH, 5G); improved customer experience and reduced churn Smart capital allocation; focus on investment, growth and returns New infra vehicle created in Spain, capturing fibre growth opportunity and crystallising value Proactive debt management, de-risking with long average debt life, rates highly fixed (76%) Updating 2022 guidance, pointing to mid-to-high-end of range; dividend confirmed Common digital enablers; re-designing Telefonica for aiming a bigger stake of the digital economy Continued commitment to help society, a cornerstone of our company mission 16

Results presentation and Q&A Session Telefónica’s management will host a webcast on 28 July at 10:00 AM (CET), 9:00 AM (BST), and 4:00 AM (EST) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. • José María Álvarez-Pallete l Chairman & CEO • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 28, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.